June 25, 2019

Leslie J. Stretch
Chief Executive Officer
Medallia, Inc.
575 Market Street, Suite 1850
San Francisco, California 94105

       Re: Medallia, Inc.
           Registration Statement on Form S-1
           Filed June 21, 2019
           File No. 333-232271

Dear Mr. Stretch:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2019 letter.

Form S-1 filed June 21, 2019

Prospectus Summary
Overview, page 1

1. We note your revised disclosures in response to prior comment 1. Please provide an additional explanation of how this metric, which is determined at a point in time and for which you have no comparable prior period data, demonstrates the "addictiveness" of your application. In this regard, a demonstration of repeated and regular usage would seem to be a comparison of how many users either continue to access, or increase their access, over time. Please explain or revise your discussion regarding the usefulness of this measure.
 Leslie J. Stretch
Medallia, Inc.
June 25, 2019
Page 2
2. Your revised disclosures in response to comment 2 include numerous measures throughout the filing based on customer count at the parent company level. For instance, you discuss customers with greater than 1,000 employees, dollar-based net revenue retention rate, breakdown of customers by industry, total addressable market, top 10 customers, change in cohort's average billing, etc., all of which are based on a parent company level customer count. Please explain further why you believe a customer count based on the invoiced entity level is relevant to an investor when these other measures are based on a significantly lower customer count, or consider revising your disclosures to present your customer count and number of new customers based on the parent company level. At a minimum, throughout the filing wherever you discuss measures based on a parent level customer count, revise to disclose the number of customers used in such calculations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Kathleen
Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff
Attorney at (202) 551-3456 or Barbara Jacobs, Assistant Director at (202) 551-3735 with any other questions.



                                                              Sincerely,
FirstName LastNameLeslie J. Stretch
                                                              Division of
Corporation Finance
Comapany NameMedallia, Inc.
                                                              Office of
Information Technologies
June 25, 2019 Page 2                                          and Services
FirstName LastName